UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Golub Capital Private Income Fund S
(Name of Issuer)

Golub Capital Private Income Fund S
(Name of Person(s) Filing Statement)

Common shares of beneficial interest, par value $0.01 per share
(Title of Class of Securities)

38182F106
(CUSIP Number of class of securities)

David B. Golub
c/o GC Advisors LLC
200 Park Avenue, 25th Floor
New York, NY 10166
(212) 750-6060
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda, Esq. Nathan Briggs, Esq. Simpson Thacher & Bartlett LLP 900 G Street, NW Washington, DC 20001	Bissie Bonner, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

June 29, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 29, 2026 by Golub Capital Private Income Fund S (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 233,622 of its outstanding shares of beneficial interest at a price equal to the net asset value per Share as of June 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.The Offer expired at 11:59 p.m., Eastern Time, on July 29, 2026 (the “Offer Expiration Date”).
2.No Shares of the Fund were validly tendered prior to the expiration of the Offer. Accordingly, the Fund will not be repurchasing any Shares pursuant to the Offer to Purchase.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

Item 12.	Exhibits.

107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Golub Capital Private Income Fund S

By:	/s/ Christopher C. Ericson
Name:	Christopher C. Ericson
Title:	Chief Financial Officer and Treasurer

Dated: August 11, 2026

EXHIBIT INDEX

Exhibit
107	Filing Fee Table